[Chapman and Cutler llp Letterhead]

October 1, 2014

VIA EDGAR CORRESPONDENCE
Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:PRE 14A: Destra Investment Trust
                  Destra Investment Trust II

Dear Ms. Vroman-Lee:

Destra Investment Trust and Destra Investment Trust II (each, a “Trust” and together, the “Trusts”) filed a Preliminary Proxy Statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on September 5, 2014.  This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on September 15, 2014.  For your convenience, the substance of those comments has been restated below.  The Trusts’ response to each comment is set out immediately under the restated comment.  As discussed, this response is being submitted with the DEF 14A.

Comment 1

On page 4 of the proxy statement, in the section entitled, “Comparison of Original Investment Management Agreements and New Investment Management Agreements,” the disclosure provides that the terms of each New Investment Management Agreement, including fees payable to the Adviser by the Fund thereunder, are “substantially identical” to those of corresponding the Original Investment Management Agreement, except for the date of effectiveness.”  If there are any material differences between the Original Investment Management Agreements and New Investment Management Agreements, provide a description of such differences in the proxy statement.

Response 1

The Original Investment Management Agreements and New Investment Management Agreements are identical except for the dates of effectiveness.  The disclosure in the proxy statement has been revised accordingly.

Comment 2

The penultimate sentence of the first paragraph in the section entitled, “Comparison of Original Investment Management Agreements and New Investment Management Agreements” on page 4 of the proxy statement, states that the form of the New Investment Management Agreements is provided in Appendix N.  Confirm that the New Investment Management Agreements will be substantially identical to each other and that all material changes are described in the proxy statement.

Response 2

The New Investment Management Agreements are substantially identical to each other and to the form provided in Appendix N.  All material differences are described in the proxy statement.

Comment 3

Page 11 of the proxy statement, in the section entitled “Board Considerations,” the disclosure states that the Board “considered that Destra had identified as a fall out benefit to Destra and Destra Capital Investments LLC the raising of its stature in the investment management industry.”  Explain how this rise in stature is a fall out benefit to Destra and Destra Capital Investments LLC and how it may be achieved.

Response 3

Destra and Destra Capital Investments LLC believe that their association with Arrowpoint will prove to be beneficial to its stature in the investment management industry because of the enhanced financial strength and resources following the Transaction and Arrowpoint’s commitment to provide financial support to the Adviser for the next five years.

Comment 4

With respect to Proposal 3: Election of Trustees to a Post-Transaction Board, explain why all of the current Independent Trustees are resigning.

Response 4

The Independent Trustees of the current Boards are resigning in favor of certain Independent Trustees who currently serve on the Board of Meridian Fund, Inc., a mutual fund family for which Arrowpoint serves as investment adviser.  Given the change of control of the Adviser and the controlling position of Arrowpoint after the Transaction, the current Boards considered the potential benefits to shareholders of having a board composed of qualified persons familiar both with Arrowpoint and the oversight of mutual funds in general, in addition to the potential benefits to shareholders of the Transaction generally.  Also, the resignation of the current Independent Trustees was proposed as an element of the change of control Transaction.

Comment 5

Explain how the proposed transaction  will not impose an “unfair burden” on the Trusts pursuant to Section 15(f)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”).  If the Trusts do not intend to comply with Section 15(f)(1)(A), explain why they do not need to comply.

Response 5

The Trusts have determined that Section 15(f) of the 1940 Act is applicable to the Transaction and, accordingly, disclosure regarding Section 15(f) has been added to the proxy statement.

Comment 6

Clarify the timing of the selection of the new Lead Independent Trustee on page 15 of the proxy statement.

Response 6

The proxy statement has been revised to clarify that the current Lead Independent Trustee will serve in such capacity until his term of office as Trustee ends.

Tandy Acknowledgement

In connection with the Trusts’ Proxy Statement, the Trusts acknowledge that:

●	the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	the Trusts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this Proxy Statement and please call me at (312) 845-3484 if you would like to discuss any of the above responses.

Very truly yours,

Chapman and Cutler llp
By:	/s/ Morrison C. Warren
                                                                                                                    Morrison C. Warren